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Join the Future of Renewable Energy

We're using our revolutionary air-independent fuel cells to power hard-to-reach environments. Join us in making renewable, carbon-free energy possible everywhere from underwater to outer space.

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$818
Min. Investment













$8.00
Share Price

$3 trillion
by 2030

Schlumberger | NAVY LEAGUE | NASA | NAWC | NUWC | ONR | U.S. AIR FORCE

  
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Top 3 Reasons To Invest

1

Proven Track Record

$50M+

In Contracts

In addition to government contracts, our commercial partners have included elite names like Blue Origin, Axiom Space, and Boeing.

2

Clean Energy Pioneer



Making History With Blue Origin

We just launched our second fuel cell experiment aboard Jeff Bezos' Blue Origin



Clean Energy Pioneer

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Making History With Blue Origin

We just launched our second fuel cell experiment aboard Jeff Bezos' Blue Origin rocket, making us the first fuel cell in space since 2011.

3

Rapid Growth

3X

Revenue Growth

We've tripled our annual revenue in just 3 years.


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Problem & Solution
The World Needs Hydrogen Fuel Cells
Supporting the future of EVs, space travel, and more
Supplying power to 1.7B+ people living off-grid
Reducing carbon emissions around the world
Our Edge: Air-Independent Fuel Cells
Other fuel cells require external oxygen sources to generate power. Ours use oxygen molecules from water to create a closed-loop system, enabling



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Other fuel cells require external oxygen sources to generate power. Ours use oxygen molecules from water to create a closed-loop system, enabling us to **supply power in even the harshest conditions**, from the vacuum of space to the deepest parts of the ocean.



Regenerative Fuel Cell system to power a moon base through...
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Traction

An Integral Part of NASA Manned Spaceflight

Since the 1960s, fuel cells have played a key role in manned spaceflight. We're a part of that tradition. Our fuel cells recently took part in **Blue Origin's New Shepard (NS-24) launch** under a NASA-sponsored Tipping Point program. We're also developing innovative regenerative fuel cell energy systems as solutions for upcoming lunar missions with NASA.



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Saving Resources for the U.S. Navy

Our hydrogen-oxygen fuel cells can power air-independent underwater journeys for up to 70 days. Not only does this help make the US Navy more effective in their mission, it also helps commercial customers save money by **eliminating the need for surface support ships and crews.**



Our Fuel Cells Can Power A UUV For Up To **70 Days.**

$9M

Our Revenue Has Grown Each Year




$9M

$6M

$2M

2020   2021   2022

Our Revenue Has Grown Each Year

You're investing in more than a traditional "startup". Past results are never a guarantee but we've been growing revenue every year so far.

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Product

How Our Products Work

We make Fuel Cells, Electrolyzers and Regenerative Fuel Cells

1. Our fuel cells turn two inputs (hydrogen and oxygen) into two outputs (electricity and water). The electricity powers our fuel cells' applications.



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Product

How Our Products Work

We make Fuel Cells, Electrolyzers and Regenerative Fuel Cells (RFCs)



1. Our fuel cells turn two inputs (hydrogen and oxygen) into two outputs (electricity and water). The electricity powers our fuel cells' applications.

2. Our electrolyzers provide the capability to break the water back into hydrogen and oxygen to start the process over.

3. **Combined, they comprise an RFC** that can be used to store energy. Powered by renewable electricity, our electrolyzers can generate and store large amounts of green hydrogen and oxygen. This can then be used in our fuel cell to make electricity when the renewable source is not available.



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Market Opportunity

Our Markets Are Projected To Reach ~$19.4B Over The Next 10 Years

28.7% CAGR

Global Aircraft Fuel Cells Market to Reach $2.7 Billion by 2030

$2.7B

536%

Projected Growth in the Green Hydrogen Market

216%

Projected Growth in UUV (TAM)

$9.5B



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28.7% CAGR
Global Aircraft Fuel Cells Market to Reach $2.7 Billion by 2030
$357.1M
$2.7B
2022
2030
536%
Projected Growth in the Green Hydrogen Market
$1B
$7.2B
2021
2030
216%
Projected Growth in UUV (TAM)
$3B
$9.5B
2021
2030







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Cumulative production capacity, Millions of Tons per year.

38

	Low-carbon hydrogen
Jan 23	● Announced
	● Planning
May 22	● Committed
EoY 21	Renewable hydrogen
	● Announced
EoY 20	
EoY 19	● Planning
	● Committed

2020 21 22 23 24 25 26 27 28 29 2030




2020   21   22   23   24   25   26   27   28   29   2030

● Committed

Source: Project & Investment tracker, as of Jan 31,2023

Join Us On the Runway to Fuel Cell Dominance

We're in the process of shifting from research to full commercialization with our global partners, and we can't wait to have you on this journey with us!

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2024
Start production of units for commercial space

2025
Modular green hydrogen electrolyzers

2026
H2 Air Fuel Cell product - decarbonizing the difficult sectors



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Join Us On the Runway to Fuel Cell Dominance

We're in the process of shifting from research to full commercialization with our global partners, and we can't wait to have you on this journey with us!

Invest Now



2024
Start production of units for commercial space



2025
Modular green hydrogen electrolyzers



2026
H2 Air Fuel Cell product - decarbonizing the difficult sectors



2027-28
MW Fuel Cell and Electrolyzer Products



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Inventing The Carbon-Free Future

Our seasoned leadership team embodies deep industry expertise and technological know-how. Past and current members of our team have been involved in every space flight fuel cell program since Project Gemini in the 1960's through today.







William F. Smith

President and CEO

- 30+ years experience UTC/Proton
- Co-founder Proton Energy systems
- Proton: VP Business Development

Bill Davis

CFO

- Over 30 years experience working in many different industries.
- General Accounting
- Financial Reporting

Rick Mullins

Director, Business Development

- 38 years experience inmanufacturing andtechnology
- 7 years and UnitedTechnologies in space and navy-related programs



technological know-how. Past and current members of our team have been

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William F. Smith

President and CEO

- 30+ years experience UTC/Proton
- Co-founder Proton Energy systems
- Proton: VP Business Development
- NASDAQ IPO 2000
- Founder of Infinity
- UCONN- Physics
- UMASS MBA
- 12 Patents



Bill Davis

CFO

- Over 30 years experience working in many different industries.
- General Accounting
- Financial Reporting
- Budgeting and Project Management
- HR program manager



Rick Mullins

Director, Business Development

- 38 years experience inmanufacturing andtechnology
- 7 years and UnitedTechnologies in space and navy-related programs
- 23 years leading aUniversity-based innovation center
- BS in Industrial Tech. &MS Organization & Mgmt.from Central ConnecticutState University



- 12 Patents

University

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John Fayer

Director of Engineering

- 10+ years fuel cell experience at Infinity
- Design and Test Engineer lead engineer for designing and testing fuel cell components, stacks, systems
- BS in Mechanical Engineering from the University of Connecticut



Max Aranow

Lead AMPES Engineer

- M.S. in management in engineering from University of Connecticut
- Lead engineer at Infinity® on Office of Naval Research UUV project
- Received certificate of appreciation from NASA for work on the AMPES tipping-point project



Karen Murdoch

Senior Systems Engineer

- Systems Consultant
- 25+ years experience
- UTC Hamilton Standard
- UTC Power
- Air Products and Chemicals
- Principal Investigator for multiple
- UTC/NASA ELSS programs
- BS Chem E RPI
- MBA RPI




Christopher Smith

Corporate Counsel

- Expert in Contract and Administrative Law
- B.A., Economics, University of Connecticut
- J.D., Western New England University
- Also routinely handles Trademark, IP, Development, and Compliance activities for Infinity®

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Updates



Infinity Speaking Engagements

Read more



Infinity Fuel Cell And Hydrogen, Inc. Makes History In Launch With Bezos' Blue Origin

Read more



Launch With Bezos' Blue Origin

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Infinity Fuel Cell and Hydrogen, Inc.

Infinity Investor Q&A Webinar Recap

Listen to President of Infinity, William Smith, discuss our mission to invent a carbon-free future and why this is such a powerful investment opportunity.

Read more



New Patent Alert! Another Infinity® Win

Infinity awarded patent, US 11,777,114 B2, titled "Cascading Stack Electrochemical Fuel Cell.

Read more


FAQ

Frequently Asked Questions

Why invest in startups?   ⌃

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?   ⌃

How do I calculate my net worth?   ⌃

What are the tax implications of an equity crowdfunding investment?   ⌃

Who can invest in a Regulation CF Offering?   ⌃

What do I need to know about early-stage investing? Are these investments risky?   ⌃



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FAQ

Frequently Asked Questions

Why invest in startups?	

How much can I invest?	

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?	

What are the tax implications of an equity crowdfunding investment?	

Who can invest in a Regulation CF Offering?	

What do I need to know about early-stage investing? Are these investments risky?	



FAQ

Frequently Asked Questions

Why invest in startups?

How much can I invest?

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?


FAQ

Frequently Asked Questions

Why invest in startups?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?



FAQ

Frequently Asked Questions

Why invest in startups?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?


How do I calculate my net worth?   ⌃

What are the tax implications of an equity crowdfunding investment?   ⌃

Who can invest in a Regulation CF Offering?   ⌃

What do I need to know about early-stage investing? Are these investments risky?   ⌃

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?   ⌃

Can I sell my shares?   ⌃

Exceptions to limitations on selling shares during the one-year lockup period: ⌃



When will I get my investment back?   ⌃

The Common Stock (the "Shares") of Infinity Fuel Cell and Hydrogen, Inc. (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?   ⌃

Exceptions to limitations on selling shares during the one-year lockup period: ⌃

What happens if a company does not reach their funding target?   ⌃

How can I learn more about a company's offering?   ⌃

What if I change my mind about investing?   ⌃

How do I keep up with how the company is doing?   ⌃



When will I get my investment back? ∧

Can I sell my shares? ∧

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period: ∧

What happens if a company does not reach their funding target? ∧

How can I learn more about a company's offering? ∧

What if I change my mind about investing? ∧

How do I keep up with how the company is doing? ∧

What relationship does the company have with DealMaker Securities? ∧



Who can invest in a Regulation CF Offering?

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When will I get my investment back?

Can I sell my shares?

Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

Who can invest in a Regulation CF Offering?



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When will I get my investment back?

Can I sell my shares?

Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?


When will I get my investment back?

Can I sell my shares?

Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?



When will I get my investment back?   ⌃

Can I sell my shares?   ⌃

Exceptions to limitations on selling shares during the one-year lockup period: ⌃

What happens if a company does not reach their funding target?   ⌃

How can I learn more about a company's offering?   ⌃

What if I change my mind about investing?   ⌃

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: ir@infinityfuel.com.

How do I keep up with how the company is doing?   ⌃

What relationship does the company have with DealMaker Securities?   ⌃

When will I get my investment back? ⌃


Exceptions to limitations on selling shares during the one-year lockup period: ⌃

What happens if a company does not reach their funding target? ⌃

How can I learn more about a company's offering? ⌃

What if I change my mind about investing? ⌃

How do I keep up with how the company is doing? ⌃

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities? ⌃

When will I get my investment back?



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Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.



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